VIRTUS GREATER EUROPEAN OPPORTUNITIES FUND:

77H(a) - Brown Brothers Harriman ("BBH") acquired control on
April 21, 2009. As of the end of the period, BBH owned 99% of the shares (as measured in assets).

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VIRTUS GREATER ASIA EX JAPAN OPPORTUNITIES FUND:

77H(a) - Brown Brothers Harriman ("BBH") acquired control on
April 21, 2009. As of the end of the period, BBH owned 97% of the shares (as measured in assets).